Exhibit 1.4

AMENDMENT NO. 1 TO COMMON STOCK PURCHASE AGREEMENT
BETWEEN
DIASYS CORPORATION and ICON INVESTORS LTD.

This Amendment No. 1 ("Amendment") is made to that certain Common Stock Purchase Agreement ("Agreement") dated as of March 19, 2004 between DiaSys Corporation ("Company") and Icon Investors Ltd. ("Purchaser") with respect to the following provisions of the Agreement:

1. Section 4.3(d) is amended and restated as follows:
(d) Material Adverse Effect. No Material Adverse Effect and no Consolidation Event where the successor entity has not agreed to deliver to the Purchaser such shares of stock and/or securities as the Purchaser is entitled to receive pursuant to this Agreement. For purposes of this provision, it shall be a Material Adverse Effect if the Common Stock ceases to be listed on the Principal Market.

2. Section 8.4 is amended and restated as follows:

Waivers. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

3. Section 8.6 is amended and restated as follows:
Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. The Purchaser may not assign this Agreement or any rights or obligations hereunder. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser.

4. Section 8.11 is amended and restated as follows:

Severability. The provisions of this Agreement are severable and, in the event that any court or officials of any regulatory agency of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible, so long as such construction does not materially adversely effect the economic rights of either party hereto.

Except as expressly set forth above, the Agreement shall remain in full force and effect.

Executed as of April 22, 2004 by the undersigned duly authorized representatives of the Company and the Purchaser:

DiaSys Corporation	Icon Investors Ltd.

By: S/ GREGORY WITCHEL	By: S/ PIERCE LOUGHRAN
Name: Gregory Witchel	Name: Pierce Loughran
Title: Chief Executive Officer	Title: Authorized Signatory, Director